EXHIBIT 99.2

                                BC FORM 51-901F


                                QUARTERLY REPORT


Incorporated as part of: Schedules B & C


ISSUER DETAILS:

------------------------------------------ -------------------------------------
Name of Issuer                             IMAGIS TECHNOLOGIES INC.
------------------------------------------ -------------------------------------
For Quarter Ended                          June 30, 2003
------------------------------------------ -------------------------------------
Date of Report                             August 14, 2003
------------------------------------------ -------------------------------------
Issuer Address                             1630 - 1075 West Georgia Street
                                           Vancouver, British Columbia
                                           V6E 3C9
------------------------------------------ -------------------------------------
Issuer Fax Number                          (604) 684-9314
------------------------------------------ -------------------------------------
Issuer Telephone Number                    (604) 684-2449
------------------------------------------ -------------------------------------
Contact Name                               Wayne Smith
------------------------------------------ -------------------------------------
Contact Position                           Vice President Finance
------------------------------------------ -------------------------------------
Contact Telephone Number                   (604) 684-2449
------------------------------------------ -------------------------------------
Contact Email Address                      wsmith@imagistechnologies.com
------------------------------------------ -------------------------------------
Web Site Address                           www.imagistechnologies.com
------------------------------------------ -------------------------------------


                                   CERTIFICATE


THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Iain Drummond              /s/ Iain Drummond            03/08/14
-------------              -----------------            --------
Name of Director           Sign (typed)                 Date Signed (YY/MM/DD)

Roy Trivett                /s/ Roy Trivett              03/08/14
-----------                ---------------              --------
Name of Director           Sign (typed)                 Date Signed (YY/MM/DD)

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.   Analysis of expenses:

     (a)  Cost of materials

    ------------------------------ --------------- ------------- ------------- ------------ ------------------
                                         Q1             Q2            Q3           Q4             Total
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Supplies & Services                2,911            -                                         2,911
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Other                                103            -                                           103
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Total                             $3,014          $ -                                        $3,014
    ------------------------------ --------------- ------------- ------------- ------------ ------------------

     (b)  Sales

    ------------------------------ --------------- ------------- ------------- ------------ ------------------
                                         Q1             Q2            Q3           Q4             Total
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Salaries and benefits             340,509        196,285                                     536,794
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Travel                            123,056         30,901                                     153,957
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Other                              69,217         46,946                                     116,163
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Total                            $532,782       $274,132                                    $806,914
    ------------------------------ --------------- ------------- ------------- ------------ ------------------

     (c)  Marketing

    ------------------------------ --------------- ------------- ------------- ------------ ------------------
                                         Q1             Q2            Q3           Q4             Total
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Salaries and benefits              16,248         14,855                                     31,103
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Tradeshows                          7,018         13,889                                     20,907
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Website and internet                7,267          7,645                                     14,912
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Other                              10,681          5,469                                     16,150
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Total                             $41,214        $41,858                                    $83,072
    ------------------------------ --------------- ------------- ------------- ------------ ------------------

     (d)  Technical services

    ------------------------------ --------------- ------------- ------------- ------------ ------------------
                                         Q1             Q2            Q3           Q4             Total
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Salaries and benefits              98,936         77,200                                     176,136
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Travel                              9,704          3,064                                      12,768
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Rent & Utilities                   18,224         11,318                                     29,542
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Other                              13,724         14,608                                     28,332
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Total                            $140,588       $106,190                                   $246,778
    ------------------------------ --------------- ------------- ------------- ------------ ------------------

     (e)  Technology development

    ------------------------------ --------------- ------------- ------------- ------------ ------------------
                                         Q1             Q2            Q3           Q4             Total
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Salaries and benefits             211,858        150,312                                     362,170
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Travel                             25,048          4,744                                      29,792
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Consulting                              -        (97,900)                                    (97,900)
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Other                              41,637         28,792                                     70,429
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Total                            $278,543        $85,948                                    $364,491
    ------------------------------ --------------- ------------- ------------- ------------ ------------------

     (f)  Administration

    ------------------------------ --------------- ------------- ------------- ------------ ------------------
                                         Q1             Q2            Q3           Q4             Total
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Consulting fees                   189,382         64,253                                     253,635
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Management fee                    366,950              -                                     366,950
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Salaries and benefits             164,315        149,506                                     313,821
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Audit and legal fees               57,081         98,197                                     155,278
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Other                             173,923         40,153                                     214,076
    ------------------------------ --------------- ------------- ------------- ------------ ------------------
    Total                            $951,651       $352,109                                  $1,303,760
    ------------------------------ --------------- ------------- ------------- ------------ ------------------


2.   Related party transactions:

     (a) During the six month period ended June 30, 2003, the Company received cash pursuant to a loan agreement with a previous director of the Company in the amount of $367,000 and made repayments in the amount of $20,000. Also included in this loan are various expenses paid by the former director on behalf of the Company in the amount of $135,714 of which $26,384 has been repaid. The loan has accrued interest in the amount of $9,120 and remains unpaid as at June 30, 2003. The loan bore interest at the prime rate plus 2% per annum and is secured by a General Security Agreement over the assets of the Company, and a Source Code Escrow Agreement that requires the Company to deposit into escrow its source codes together with a license to commercialize the source codes on a non-exclusive, world-wide, royalty-free basis for a period of five years, to be released only in the event that Imagis ceases operations or enters bankruptcy proceedings. The loan arrangement under which the credit facility was drawn expired on May 31, 2003 and the Company is in discussions with the lender to extend and possibly restructure the terms of the debt which was due to be repaid on May 31, 2003. At August 14, 2003, the previous director has not taken any action with respect to the security for the loan arrangement. Due to the fact that the credit facility has expired amounts owed under this facility now accrue interest at a rate of prime plus 5% per annum.

     (b) During the quarter ended June 30, 2003, the Company was advanced $61,214 from three directors of the Company. These advances are non-interest bearing, are unsecured and have no set date for repayment.

     (c) During the quarter ended March 31, 2003, the Company received US$100,000 (CDN$148,710) from a director of the Company. The Company had intended to issue stock as part a proposed private placement to the director in settlement of this advance. However, the private placement as proposed did not proceed and both the Company and the director anticipate that the amount advanced by the director will be converted into a debt instrument. As at June 30, 2003 the advance is unsecured, non-interest bearing and has no set date for repayment.

3. Summary of securities issued and options granted during the six months ended June 30, 2003

     (a)  Summary of securities issued during the period:

  --------------- ------------ --------------------- ----------- ----------- ------------- ----------------------- ------------
       Date          Type              Type
        Of            Of                Of                                      Total
      Issue        Security            Issue           Number      Price       Proceeds    Type of Consideration     Commission
  --------------- ------------ --------------------- ----------- ----------- ------------- ----------------------- ------------
     01/23/03       Common        Option exercise        21,505    $2.97          $63,870           Cash                 Nil
  --------------- ------------ --------------------- ----------- ----------- ------------- ----------------------- ------------
     01/24/03       Common        Option exercise         5,000    $1.00           $5,000           Cash                 Nil
  --------------- ------------ --------------------- ----------- ----------- ------------- ----------------------- ------------
     01/27/03       Common        Option exercise         6,000    $1.00           $6,000           Cash                 Nil
  --------------- ------------ --------------------- ----------- ----------- ------------- ----------------------- ------------
     02/10/03       Common       Warrant exercise       133,334    $1.25         $166,668           Cash                 Nil
  --------------- ------------ --------------------- ----------- ----------- ------------- ----------------------- ------------
     02/10/03       Common        Option exercise        50,000    $0.30          $15,000           Cash                 Nil
  --------------- ------------ --------------------- ----------- ----------- ------------- ----------------------- ------------
     03/12/02       Common        Option exercise        30,000    $0.30           $9,000           Cash                 Nil
  --------------- ------------ --------------------- ----------- ----------- ------------- ----------------------- ------------
     04/11/03       Common        Option exercise        75,000    $0.30          $22,500           Cash                 Nil
  --------------- ------------ --------------------- ----------- ----------- ------------- ----------------------- ------------
     06/03/03       Common        Option exercise         8,000    $1.00           $8,000           Cash                 Nil
  --------------- ------------ --------------------- ----------- ----------- ------------- ----------------------- ------------

3. Summary of securities issued and options granted during the six months ended June 30, 2003, continued

     (b)  Options/warrants granted during the period:

     Nil

4.   Summary of securities as at June 30, 2003

     (a)  Authorized share capital: 100,000,000 common shares without par value

     (b)  Number and recorded value for shares issued and outstanding:


      Issued and outstanding           No. of shares                Amount
      ----------------------           -------------                ------
      Balance June 30, 2003            20,679,705                   $17,657,156

     (c)  Description   of  options,   warrants   and   convertible   securities
          outstanding:

     Options
     -------

                  ------------------------------------------------------------------------------------
                    Number of Common Shares               Exercise Price          Date of Expiry
                           Issuable
                  ------------------------------------------------------------------------------------
                             50,000                       $ 1.00                 02/25/04
                             45,000                       $ 1.00                 03/25/04
                            140,999                       $ 1.00                 01/19/05
                            546,666                       $ 1.00                 08/30/06
                             15,000                       $ 2.35                 09/02/05
                             15,000                       $ 2.35                 11/02/05
                            160,000                       $ 2.20                 12/19/06
                             15,000                       $ 2.06                 12/05/05
                             27,000                       $ 1.99                 12/20/05
                              8,400                       $ 1.50                 12/20/05
                            232,500                       $ 1.50                 05/14/06
                            270,000                       $ 2.35                 03/04/07
                             35,485                       $ 2.97                 02/08/04
                             10,000                       $ 2.24                 01/31/07
                            130,000                       $ 2.35                 05/15/07
                            140,000                       $ 2.35                 06/30/07
                            320,000                       $ 2.35                 07/31/07
                            300,000                       $ 1.50                 08/31/07
                             85,000                       $ 2.35                 10/31/07
                  --------------------------------------------------------------------------------
                           2,546,050                       $1.75
                  --------------------------------------------------------------------------------

     (c)  Description   of  options,   warrants   and   convertible   securities
          outstanding, continued:

     Warrants
     --------

                        Number of common shares
                                Issuable                   Exercise Price            Date of Expiry
                                 50,000                        $2.20                January 18, 2004
                                291,667                       US$1.50                 July 24, 2004
                                105,000                       US$1.80                 July 24, 2004
                  ------------------------------------- --------------------- ------------------------------
                                446,667
                  ------------------------------------- --------------------- ------------------------------

5.   List of directors and officers as of August 14, 2003:

      ------------------------ -------------------------------------------------
      Name                     Position
      ------------------------ -------------------------------------------------
      Oliver "Buck" Revell     Director and Chairman of the Board
      Roy Trivett              President and Chief Executive Officer, Director
      Iain Drummond            Director
      Treyton Thomas           Director
      Wayne Smith              Vice President Finance, Chief Operating Officer
      Tim Ruggles              Vice President Business and Product Development
      Rory Godinho             Corporate Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

DESCRIPTION OF BUSINESS

Forward-Looking Statements:

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including without limitation statements containing the words "believes," "anticipates," "intends," "expects," and words of similar import, as well as all projections of future results.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Issuer to be materially different from any future results or achievements of the Issuer expressed or implied by such forward-looking statements. Such factors include, but are not limited to the following: the Issuer's limited operating history; the Issuer's need for additional financing; the Issuer's history of losses; the Issuer's dependence on a small number of customers; risks involving new product development; competition, management of growth and integration; risks of technological change; the Issuer's dependence on key personnel; risks involving lengthy sales cycles; marketing relationships and third-party suppliers; the Issuer's ability to protect its intellectual property rights; risks associated with exchange rate fluctuations; risks of software defects; risks associated with product liability; the directors' and officers' involvement in other projects; the Issuer's strategic alliances with Sanyo Semiconductor Company and Intacta Technologies Inc. to form Zixsys Inc.; the Issuer's agreements with OSI Systems Inc.; the volatility of the Issuer's share price; risks associated with certain shareholders' exercising control over certain matters; and the other risks and uncertainties described under "Description of Business - Risk Factors" in the Company's annual report. Certain of the forward-looking statements contained in this quarterly report are identified with cross-references to this section and/or to specific risks identified within the Company's 2002 Annual Report.

Although the Issuer believes that expectations reflected in these forward-looking statements are reasonable, the Issuer cannot guarantee future results, levels of activity, performance, achievements or other future events. Moreover, neither the Issuer nor anyone else assumes responsibility for the accuracy and completeness of these forward-looking statements. The Issuer is under no duty to update any of these forward-looking statements after the date of this report. You should not place undue reliance on these forward-looking statements.

About Imagis

Imagis Technologies Inc. is a developer and marketer of software applications and advanced biometric facial recognition software solutions both as products and as a Software Development Kit. These applications provide a range of security solutions in various industry sectors including airports, law enforcement, customs, immigration and other government agencies, and gaming. The Company currently has over one hundred and forty installations of its software products.

Overview

Revenue for software and services has historically accounted for a substantial portion of the Company's revenue. Typically, the Company enters into a fixed price contract with a customer for the licensing of selected software products and the provision of specific services. The Company generally recognizes total revenue for software and services associated with a contract using percentage of completion method based on the total costs incurred over the total estimated costs to complete the contract.

The Company's revenue is dependent, in large part, on significant contracts from a limited number of customers. As a result, any substantial delay in the Company's completion of a contract, the inability of the Company to obtain new contracts or the cancellation of an existing contract by a customer could have a material adverse effect on the Company's results of operations. The loss of certain contracts could have a material adverse effect on the Company's business, financial condition, operating results and cash flows. As a result of these and other factors, the Company's results of operations have fluctuated in the past and may continue to fluctuate from period-to-period.

Recent events have increased awareness of and interest in products that have law enforcement or other security applications. There can be no assurance, however, that such trends will continue or will result in increased sales of the Company's products and services.

Results of operations for the three months ended June 30, 2003 compared to June 30, 2002:

Revenues

Imagis' total revenues decreased 68% to $317,829 for the quarter ended June 30, 2003 over the comparable prior year level of $991,740, and increased 15% over the first quarter 2003 level of $277,508. The lower revenues were attributable to lower software sales revenues.

Revenues from the Company's software products declined 80% to $188,497 this year as compared to $922,622 for 2002. The quarter ending June 30, 2002 included $208,191 in revenue from the Serco installation, $80,000 from the Company's Alameda installation and $483,091 from the Zixsys license sale. There were no comparable large contracts during the same period this year. The Alameda and Serco orders were received during 2001 and the revenue was recorded as the installations progressed and were completed in 2002.

Support and services revenues for 2003 were $129,222 and were 149% higher than in 2002 of $51,821. The support revenues are increasing as the sales revenues increased during 2002 and the deferred revenue of $211,216 recorded as at June 30, 2003 consists solely of ongoing support contracts, this is consistent with the June 30, 2002 deferred revenue balance of $296,327.

Other revenues were $110 for 2003, whereas comparable revenues of $17,297 were earned in the prior year. These revenues were primarily earned through interest revenue and fluctuate with the Company's cash balances.

Operating Costs

Operating expenses totaled $938,260 for 2003, which is 65% lower than the 2002 operating expenses of $2,649,612. The lower costs over the prior period resulted from significant decreases in the areas of administration, sales and marketing, and technology development and technical services. Management has implemented significant cost reduction strategies during the final quarter of 2002 and through April 2003. The month of May 2003 is the first month that the Company fully realized all of the cost reductions. The current operating expense rate is equivalent to approximately $3,000,000 per annum, providing an expected expense level of approximately $4,500,000 for fiscal 2003. Management intends to continue to reduce costs wherever possible without impinging upon the Company's ability to make sales, continue product development, and service customers.

Administration

Administrative costs for 2003 were $352,109, which is 65% lower than for 2002 of $1,014,145. Administrative costs include staff salaries and related benefits and travel, stock based compensation, consulting and professional fees, facility and support costs, shareholder, regulatory and investor relations costs.

Generally all categories were lower due to the effects of cost reducing strategies, in particular a significant reduction in travel costs and the use of outside consultants. The Company's administrative costs have declined since the second quarter of 2002, primarily due to no longer using financial advisory services and contract support staff.

Interest and Amortization

Interest expense incurred this year primarily related to financing of equipment amounted to $3,561, down 58% from the prior year of $8,499. Overall interest expense increased from $8,499 to $12,861 due to $9,120 in interest charged on the Company's credit facility. Amortization in 2003 amounted to $61,304 as compared to $24,786 for 2002. The increase in amortization expense reflects purchases of equipment and the amortization expense associated with the acquisition of the Intacta license and patents during 2002.

Cost of Materials

Cost of materials during 2002 consisted of one-time costs associated with the Alameda installation and Zixsys license. There was no comparable expense in 2003.

Sales and marketing

Sales and marketing expenses for 2003 were $315,990, and were 62% lower than in 2002 of $836,177. Imagis significantly increased its sales and marketing efforts during 2002 in order to increase market awareness of the Company and its products and capitalize on expected increased sales opportunities. These expected opportunities did not fully materialize. The Company has now decreased its sales team and streamlined its associated travel and marketing costs as part of its strategy of utilizing a more targeted marketing and sales strategy. No further decreases are currently contemplated. The Company expects that sales and marketing expenses will continue at approximately the same levels in future periods. Sales and marketing costs may be increased if management identifies specific opportunities that require an increase in resources but only in the event that identifiable revenues exist.

Technology development

The technology development expenses for 2003 were $85,948, which is 79% lower than the 2002 comparable costs of $413,011. The 2003 total is net of a $100,000 recovery of software consulting fees recognized in the period ended June 30, 2003 relating to sub-contracted software development written off during 2002. Recurring expenses were reduced to $185,948 through a reduction in staff and overhead costs. Technology development expenses are expected to remain at this approximate level until such time as market demand for new products necessitates adding resources. This will only occur when specific sales opportunities are identified.

Technical services

Costs for the technical services group were $106,190 this year, which is 49% lower than the comparable 2002 costs of $209,822. The technical services group generally assists the Company's strategic partners in their installation of Imagis' products and also provides clients with any technical support they may require under annual support contracts, and includes primarily costs for salaries, facilities and travel. The reduction is primarily due to a reduction in all areas. Costs for future quarters will be dependent on the sales levels achieved by the Company.

Net Loss for the Period

Overall, the Company incurred a net loss for the second quarter of 2003 of $620,431 or $0.03 per share, which is 63% lower than the net loss incurred during the second quarter of 2002 of $1,657,872 or $0.12 per share. Even though the Company experienced reduced revenues during the period the loss was dramatically reduced through management's cost reduction strategies. Management believes that the Company will be able to achieve break even operations during the final quarter of 2003.

Results of operations for the six months ended June 30, 2003 compared to June 30, 2002:

Revenues

Imagis' total revenues decreased 71% to $595,337 for the six months ended June 30, 2003 over the comparable prior year level of $2,053,605. The lower revenues were attributable to lower software sales revenues.

Revenues from the Company's software products declined 83% to $324,480 this year as compared to $1,908,576 for 2002. The period ending June 30, 2002 included $828,191 in revenue from the Serco installation, $380,009 from the Company's Alameda installation and $483,091 from the Zixsys license sale. There were no comparable large contracts during the same period this year, the Alameda and Serco orders were received during 2001 and the revenue was recorded as the installations progressed and were completed in 2002.

Support and services revenues for 2003 were $263,241 and were 136% higher than in 2002 of $111,651. The support revenues are increasing as the sales revenues increased during 2002 and the deferred revenue of $211,216 recorded as at June 30, 2003 consists solely of ongoing support contracts, this is consistent with the June 30, 2002 deferred revenue balance of $296,327.

Other revenues were $7,616 for 2003, whereas comparable revenues of $33,378 were earned in the prior year. These revenues were primarily earned through interest revenue and fluctuate with the Company's cash balances.

Operating Costs

Operating expenses totaled $3,000,869 for 2003, which is 38% lower than the 2002 operating expenses of $4,850,979. The 2003 expenses include a one-time charge of USD$250,000 (CDN$366,950) incurred as a management fee owing to OSI Systems Inc. ("OSI") in consideration of renegotiating the terms of the agreements with OSI. 2003 expenses also include a one-time expense recovery of $100,000 relating to sub-contracted software development expensed during 2002. Excluding these items, the operating expenses for 2003 were $2,733,919, which represents a 44% reduction in expenses over the prior year. The lower costs over the prior period resulted from significant decreases in the areas of administration, sales and marketing, and technology development and technical services. Management has implemented significant cost reduction strategies during the final quarter of 2002 and through April 2003. The month of May of 2003 is the first month that the Company fully realized all of the cost reductions. The current operating expense rate is equivalent to approximately $3,000,000 per annum, providing an expected expense level of approximately $4,500,000 for fiscal 2003. Management intends to continue to reduce costs wherever possible without impinging upon the Company's ability to make sales, continue product development, and service customers.

Administration

Administrative costs for 2003 were $1,303,760, which is 35% lower than for 2002 of $2,011,323. These costs include the one-time management fee of USD$250,000 (CDN$366,950) described above. Excluding this charge, the administrative costs were $936,810, which represents a 53% reduction from the prior year. Administrative costs include staff salaries and related benefits and travel, stock based compensation, consulting and professional fees, facility and support costs, shareholder, regulatory and investor relations costs.

Generally all categories were lower due to the effects of cost reducing strategies, in particular a significant reduction in travel costs and the use of outside consultants. Stock based compensation expense for the period was nil during 2003 as opposed to an expense of $147,182 during 2002. The Company's administrative costs have declined since the second quarter of 2002, primarily due to no longer using financial advisory services and contract support staff.

Bad debt expense

The bad debt expense in 2003 of $45,932 consists of one customer that defaulted on payment for software licenses and one customer that defaulted on payment of reimbursable expenses. There was no comparable expense during the same period in 2002.

Interest and Amortization

Interest expense incurred this year primarily related to financing of equipment amounted to $10,071. This is due to the acquisition of equipment during 2002. Overall interest expense also increased $9,120 due to interest charged on the Company's credit facility. Amortization in 2003 amounted to $127,717 as compared to $56,662 for 2002. The increase in amortization expense reflects purchases of equipment and the amortization expense associated with the acquisition of the Intacta license and patents.

Cost of Materials

Cost of materials during 2002 consisted of one-time costs associated with the Alameda installation and Zixsys license. There was no comparable expense in 2003.

Sales and marketing

Sales and marketing expenses for 2003 were $889,986, and were 36% lower than in 2002 of $1,393,925. Imagis significantly increased its sales and marketing efforts during 2002 in order to increase market awareness of the Company and its products and capitalize on expected increased sales opportunities. These expected opportunities did not fully materialize. The Company has now decreased its sales team and streamlined its associated travel and marketing costs as part of its strategy of utilizing a more targeted marketing and sales strategy. No further decreases are currently contemplated. The Company expects that sales and marketing expenses will continue at the current level in future periods. Sales and marketing costs may be increased if management identifies specific opportunities that require an increase in resources but only in the event that identifiable revenues exist.

Technology development

The technology development expenses for 2003 were $364,491, which is 53% lower than the 2002 comparable costs of $782,717. The 2003 total is net of a $100,000 recovery of software consulting fees recognized in the period ended June 30, 2003 relating to sub-contracted software development written-off during 2002. Recurring expenses were reduced to $464,491 through a reduction in staff and overhead costs. Technology development expenses are expected to remain at the current level until such time as market demand for new products necessitates adding resources. This will only occur when specific sales opportunities are identified.

Technical services

Costs for the technical services group were $246,778 this year, which is 45% lower than the comparable 2002 costs of $449,219. The technical services group generally assists the Company's strategic partners in their installation of Imagis' products and also provides clients with any technical support they may require under annual support contracts, and includes primarily costs for salaries, facilities and travel. The reduction is primarily due to a reduction in all areas. Costs for future quarters will be dependent on the sales levels achieved by the Company.

Net Loss for the Period

Overall, the Company incurred a net loss for the first six months of 2003 of $2,405,532 or $0.12 per share, which is 14% lower than the net loss incurred during the second quarter of 2002 of $2,797,374 or $0.16 per share. Even though the Company experienced reduced revenues during the period the loss was reduced through management's cost reduction strategies. May of 2003 is the first month that fully realizes all of the cost reductions and management believes that the Company will be able to achieve break even operations during the final quarter of 2003.


SUBSEQUENT EVENTS

(a) Pursuant to a Letter of Intent dated December 6, 2002 and an Arrangement Agreement dated February 14, 2003 the Company has agreed to acquire 100% of the issued and outstanding shares of Briyante Software Corp. ("Briyante"), a software development Company. The arrangement agreement was approved by the shareholders of Briyante at an annual and special general meeting held on March 17, 2003 and by an order of the Supreme Court of British Columbia on March 20, 2003. Subsequently the Company agreed to the postponement, pending amendments to the terms, of the acquisition of Briyante. The agreement to amend the terms was brought about by the Company determining that it did not have sufficient working capital for the combined entity, as a result of a poor financial environment over the past six months. The Arrangement Agreement expired on May 31, 2003. On June 20, 2003 the Company and Briyante entered into a Memorandum of Understanding to proceed with the acquisition of Briyante by the Company under the following terms:

     (i) The Company will acquire all outstanding shares of Briyante in exchange for shares of the Company, such that former shareholders of Briyante will own 40% of the outstanding share capital of the Company before the additional issuances to debt holders described below;

     (ii) The Company and Briyante will raise capital by way of a debt offering (the "Debt") to fund the operations of the Company and Briyante, the target for such offering being an aggregate amount of $1.63 million;

     (iii)As part of the Acquisition, the holders of the Debt will be offered a limited-time opportunity to convert the Debt for common shares of The Company (post-acquisition). The total number of shares issuable will be such that if the targeted maximum amount of $1.63 million in Debt is converted into equity, the holders of the Debt will be issued 21% of the equity of the Company (post-acquisition), with the current shareholders of the Company and Briyante being diluted on a pro rata basis. If the total amount of Debt converted is more or less than $1.63 million, the total number of shares issuable to holders of the Debt who convert will be adjusted pro rata; and

     (iv) Following the Acquisition and the conversion of the Debt into shares of the Company, the common shares of the Company will be consolidated on a basis acceptable to the Company and Briyante.

     The Company and Briyante have agreed to enter into a definitive agreement by August 20, 2003 in substantially the same form as the earlier Arrangement Agreement, subject to the terms above. The completion of the acquisition is subject to execution of the definitive agreement, regulatory approval, and approval by the shareholders of both companies.

(b) Subsequent to June 30, 2003 the Company entered into an agreement to issue an aggregate of 613,868 common shares at a deemed price of $0.2925 per share in settlement of $179,557 of debt owed to two arms-length creditors. The Company also agreed to issue common shares to its landlord in payment of the lease on its Vancouver head office through December 2003. The shares are to be issued on the first of each month based on the formula of the number of shares being equal to the monthly rent of $11,465 divided by the weighted average share price of the previous month less the maximum allowable discount under the rules of the TSX Venture Exchange. The debt settlement agreements are subject to regulatory approval.

LIQUIDITY AND SOLVENCY

The Company's cash on hand at the beginning of the period aggregated $547,831. During the period, the Company received additional funds of $296,038 from the exercise of both stock options and warrants. In total, 195,505 options and 133,334 warrants were exercised which resulted in aggregate proceeds to the Company of $129,370 and $166,668, respectively. The Company also received USD$100,000 (CDN$148,710) and $61,214 in unsecured loans from directors.

Under a credit facility the Company received cash pursuant to a loan agreement with a previous director of the Company in the amount of $367,000 and made repayments in the amount of $20,000. Also included in this loan are various expenses paid by the former director on behalf of the Company in the amount of $135,714 of which $26,384 has been repaid. The loan has accrued interest in the amount of $9,120 and the total of $465,450 remains unpaid as at June 30, 2003. The loan bore interest at the prime rate plus 2% per annum and is secured by a General Security Agreement over the assets of the Company, and a Source Code Escrow Agreement that requires the Company to deposit into escrow its source codes together with a license to commercialize the source codes on a non-exclusive, world-wide, royalty-free basis for a period of five years, to be released only in the event that the Company ceases operations or enters bankruptcy proceedings. The loan arrangement under which the credit facility was drawn expired on May 31, 2003. At August 14, 2003, the previous director has not taken any action with respect to the security for the loan arrangement. Due to the fact that the credit facility has expired amounts owed under this facility now accrue interest at a rate of prime plus 5% per annum.

During the quarter ended June 30, 2003, the Company received $75,000 through the issuance of a debenture. This debenture bears interest at prime plus 2% per annum, requires interest to be paid monthly and is repayable on November 30, 2004. The debenture is secured by the assets of the Company but is subordinated to the credit facility loan agreement.

The Company used these funds primarily to finance its operating loss for the period. The impact on cash of the loss of $2,405,532, after adjustment for non-cash items and changes to other working capital accounts in the period, resulted in a negative cash flow from operations of $1,293,325. The Company also used funds to purchase capital equipment amounting to $7,061, repay capital leases of $9,637, and deferred acquisition costs of $231,675 related to its proposed acquisition of Briyante Software Corp. The deferred acquisition costs consist primarily of legal costs associated with the acquisition and advances made to Briyante under the terms of the acquisition agreement.

In summary, the Company's cash position declined by $504,406 from $547,831 at the beginning of the period to $43,425 at June 30, 2003.

Pursuant to a Letter of Intent dated December 6, 2002 and an Arrangement Agreement dated February 14, 2003 the Company has agreed to acquire 100% of the issued and outstanding shares of Briyante Software Corp. ("Briyante"), a software development Company. The arrangement agreement was approved by the shareholders of Briyante at an annual and special general meeting held on March 17, 2003 and by an order of the Supreme Court of British Columbia on March 20, 2003. Subsequently the Company agreed to the postponement, pending amendments to the terms, of the acquisition of Briyante. The agreement to amend the terms was brought about by the Company determining that it did not have sufficient working capital for the combined entity, as a result of a poor financial environment over the past six months. The Arrangement Agreement expired on May 31, 2003. On June 20, 2003 the Company and Briyante entered into a Memorandum of Understanding to proceed with the acquisition of Briyante by the Company under the following terms:

     (i) The Company will acquire all outstanding shares of Briyante in exchange for shares of the Company, such that former shareholders of Briyante will own 40% of the outstanding share capital of the Company before the additional issuances to debt holders described below;

     (ii) The Company and Briyante will raise capital by way of a debt offering (the "Debt") to fund the operations of the Company and Briyante, the target for such offering being an aggregate amount of $1.63 million;

     (iii)As part of the Acquisition, the holders of the Debt will be offered a limited-time opportunity to convert the Debt for common shares of The Company (post-acquisition). The total number of shares issuable will be such that if the targeted maximum amount of $1.63 million in Debt is converted into equity, the holders of the Debt will be issued 21% of the equity of the Company (post-acquisition), with the current shareholders of the Company and Briyante being diluted on a pro rata basis. If the total amount of Debt converted is more or less than $1.63 million, the total number of shares issuable to holders of the Debt who convert will be adjusted pro rata; and

     (iv) Following the Acquisition and the conversion of the Debt into shares of the Company, the common shares of the Company will be consolidated on a basis acceptable to the Company and Briyante.

The Company and Briyante have agreed to enter into a definitive agreement by August 20, 2003 in substantially the same form as the earlier Arrangement Agreement, subject to the terms above. The completion of the acquisition is subject to execution of the definitive agreement, regulatory approval, and approval by the shareholders of both companies. In conjunction with the acquisition of Briyante the Company will also be proposing a consolidation of its share capital post-acquisition on a 4.5 old shares for one new share basis.

Management of the Company continues its organizational restructuring and refocusing of its sales, marketing, and development efforts and as a result has laid off non-core employees from its global operations. The Company has also closed its Victoria, B.C office and consolidated its operations into its Vancouver, B.C. head office, and implemented significant general administrative expense reduction measures, in order to substantially reduce the Company's monthly operating expenses. May of 2003 is the first month that fully realizes all of the cost reductions and management believes that the Company will be able to achieve break even operations during the final quarter of 2003.

The Company does not have sufficient cash flow from operations to fund its operations beyond September 2003 and will be required to seek additional financing. In recognition of this situation, the Company is currently actively seeking financing. The Company is proposing to issue two debentures and a debt settlement in order to consolidate its existing debt and raise additional funds.

The Company has entered into an agreement to settle $179,557 in outstanding debt owed to two creditors for the issuance of 613,868 common shares at a deemed price of $0.2925 per share. The company has also entered into an agreement with its landlord at its Vancouver head office whereby the Company may pay its rent by issuing common shares to its landlord on the first of each month through December 2003. The number of common shares to be issued will be calculated by dividing the rent by the weighted average price of the common shares for the preceding month less the maximum permitted discount under the rules of the regulatory authorities. This agreement is subject to regulatory approval.

A new Series A debenture is proposed that will consolidate the credit facility, the unsecured loans from the directors, and the debenture issued during the period. These items total $750,374 as at June 30, 2003. The debenture will bear interest at the rate of the greater of prime plus 5%, or 10% per annum, to a maximum of 12% per annum, payable monthly. It will be secured by a general security agreement over all the assets of the Company with the Company's software source codes held in escrow. The current holders of the general security agreement under the terms of the existing credit facility and debenture have agreed to release their charges and participate in this new debenture. The debenture will be convertible to units consisting of common shares, and common share purchase warrants at varying ratios, of the Company at the ratio of 0.01557% of the equity of the Company per $1,000, after the share issuance for the acquisition of Briyante and consolidation of the Company's share capital. It will mature January 31, 2005.

A Series B debenture is also proposed to raise up to $1.5 million in new funding, with the right of oversubscription to $2.0 million. The debenture will bear interest at the rate of the greater of prime plus 5%, or 10% per annum, to a maximum of 12% per annum, payable monthly. It will be secured by a general security agreement over all the assets of the Company with the Company's software source codes held in escrow. This debenture will rank pari passu with the Series A debenture in terms of security. The debenture will be convertible to units consisting of common shares, and common share purchase warrants at varying ratios, of the Company at the ratio of 0.01097% of the equity of the Company per $1,000, after the share issuance for the acquisition of Briyante and consolidation of the Company's share capital. It will mature January 31, 2005. The Company is in currently in negotiations with four investors for subscriptions to the Series B debenture.

The terms of the debentures are subject to final documentation and regulatory approval and the conversion option will be subject to shareholder approval at the next shareholder meeting.

There is no assurance that the Company will be able to secure this financing or any other financing or that any financing will be obtained on terms favorable to the Company. The failure to obtain adequate financing could result in a substantial curtailment of Imagis' operations.